Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 29, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1704
            Alerian MLP Infrastructure & Income Portfolio, Series 1
                       File Nos. 333-221664 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment letter of December 22, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1704, filed on November 20, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Alerian MLP Infrastructure & Income Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that the trust will invest at least 80% of its assets in the Alerian Energy Infrastructure Capital Strength Select Index. Since the name of the trust includes "MLP Infrastructure," it must invest at least 80% of its assets in MLPs and in companies whose economic fortunes are significantly tied to infrastructure. Please revise the trust's current investment policy to specify the criteria it will use to determine whether a particular company's economic fortunes are tied to infrastructure. For example, the trust could specify that at least 80% of its assets will be invested in companies that either: (1) receive 50% of their revenue or profits from infrastructure, or (2) devote 50% of their assets to infrastructure.

     Response: The prospectus has been revised in accordance with this comment.

     2. The first sentence in this section states that the trust invests in "high quality" companies. However, the second bullet point in part 2 of the description of the Index states that securities rated BB by S&P, or rated Ba2 by Moody's, may be included in the trust. Bonds with ratings of BB or Ba2 are considered below investment grade, or "junk bonds." Accordingly, please delete the words "high quality" from the description of the trust's investments, and state that the trust will include investments in junk bonds.

     Response: The prospectus has been revised to delete "high quality" from the description of the trust's investments and to clarify that the trust will only invest in equity securities. The trust will not invest in debt securities, such as junk bonds. In addition, the prospectus has been revised to clarify that the trust will exclude companies that do not meet the minimum credit ratings set forth in the strategy.

     3. This section also states that the trust may invest in non-U.S. securities. Please explain to us whether the trust will invest in any emerging market issuers and, if so, provide corresponding disclosures in the discussions of the trust's principal investment strategies and principal risks.

     Response: The trust does not intend to invest in emerging market issuers. As a result, the prospectus has not been revised.

Investment Summary -- Security Selection

     4. The second sentence in this section states that the Index is composed of securities "with stronger credit ratings than the overall MLP industry." Please explain in this section the basis for this statement, since the trust can invest in junk bonds. We may have additional comments after reviewing your response.

     Response: Please see the response to Comment No. 2. Additionally, many MLPs do not have credit ratings and, even if you exclude these unrated companies, the median credit rating for MLPs is less than BB or Ba2, as of November 30, 2017. The prospectus has been revised to clarify the index provider reviews the credit ratings of the companies and only selects companies with a credit rating at or above BB or Ba2.

Investment Summary -- Alerian Energy Infrastructure Capital Strength Selection

     5. This section describes the security selection for the Alerian Energy Infrastructure Capital Strength Index. Please provide us with a copy of the Index methodology (or "White Paper") as soon as possible. We may have additional comments after reviewing the Index methodology. Please also disclose the name of the Index provider in this section, and disclose any affiliation between the Index provider and the trust. In addition, please explain in this section the party that is responsible for ongoing Index maintenance.

     Response: The prospectus has been revised in accordance with this comment.

     6. Part 2 of this section describes the credit rating for securities included in the Index, and discloses that securities rated BB or Ba2 and higher will be included in the Index. Please disclose that, as a result, the Index will include below investment grade securities, commonly known as "junk bonds." Please also provide a corresponding risk for junk bonds in the discussions of the trust's principal risks.

     Response: Please see the response to Comment No. 2. The prospectus has not been revised to add a discussion regarding junk bonds.

     7. Part 3 of this section describes the final selection criteria for the Index. Please disclose in this subsection the approximate number of Index constituents. Please also revise the second bullet point in this subsection, which discusses "yield standard deviation," in plain English.

     Response: The prospectus has been revised to state the current number of constituents at the end of the Alerian Energy Infrastructure Capital Strength Selection section. The subsection "Yield Standard Deviation" has been revised in plain English.

     8. In the third bullet point of part 3 of this section, please explain what is meant by "pass-through entities." Please also explain the "yield formula weighting scheme" mentioned in this bullet point.

     Response: The prospectus has been revised in accordance with this comment.

     9. Part 4 of this section states that the Index is rebalanced annually. Please also disclose that, since the trust is a unit investment trust that invests in a portfolio of specified securities, although the Index will rebalance annually, the trust will not rebalance its holdings during its lifetime.

     Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Principal Risks

     10. Please provide an index correlation or index tracking risk, stating the reasons why the trust will not perfectly match the returns of the Index.

     Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Fees and Expenses

     11. Footnote (5) to the fee table states that a licensing fee paid by the trust to Alerian is included in "Other operating expenses" in the fee table. Please disclose in this footnote that, as disclosed in the Expenses section later in the prospectus, the licensing fee paid to Alerian is 0.07% of net assets. Please also include a copy of the licensing agreement as an exhibit to the registration statement.

     Response: The prospectus has been revised in accordance with this comment. The licensing agreement will be filed as an exhibit on the day of deposit.

GENERAL COMMENTS

     12. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

     Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests with the staff in connection with the registration statement.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren